Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

()*

(incorporated in Bermuda with limited liability)

RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS
AND
APPOINTMENT OF NEW NON-EXECUTIVE DIRECTORS

The Board of Directors of the Company (“the Board”) announces that:

1.	Pursuant to the Bye-laws of the Company, Mr. Wei Sheng Hong and Mr. Huang Anjiang, both of whom are independent non-executive directors, retired by rotation at the annual general meeting of the Company held on 27th June, 2003. As both Mr. Wei and Mr. Huang did not offer themselves for re-election, they retired as independent non-executive directors of the Company with effect from the close of the annual general meeting. The Board would like to thank Mr. Wei and Mr. Huang for their past contribution to the Company.

2.	Following the close of the annual general meeting, Mr. Xu Bingjin has been appointed as an independent non-executive director of the Company and Mr. Wu Yong Cun and Mr. Lei Xiaoyang have also been appointed as the non-executive directors of the Company. The appointments of Mr. Xu, Mr. Wu and Mr. Lei take effect from 27th June, 2003.

By order of the Board Hong Xing Secretary

Hong Kong, SAR, 27th June, 2003

* for identification purpose only